FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83 BY DOWDUPONT INC.

January 18, 2019

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
c/o Dale Welcome
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Response to Comment Letter dated December 18, 2018
DowDuPont Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 15, 2018
Form 10-Q for the Period Ended September 30, 2018
Filed November 2, 2018
File No. 001-38196

Dear Mr. Welcome:

DowDuPont Inc., a Delaware corporation (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 18, 2018 (the “Comment Letter”) concerning its Annual Report on Form 10‑K for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the period ended September 30, 2018.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, with respect to portions of the response to Comment 1.  Such response is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment.  Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and our response with respect to each comment:

Defined Terms

"DowDuPont" or the "Company" means DowDuPont Inc. and its consolidated subsidiaries.

"Dow" means The Dow Chemical Company and its consolidated subsidiaries.

"DuPont" means E. I. du Pont de Nemours and Company and its consolidated subsidiaries.

"Merger" means effective August 31, 2017, pursuant to the merger of equals transactions contemplated by the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017, Dow and DuPont each merged with subsidiaries of DowDuPont and, as a result, Dow and DuPont became subsidiaries of DowDuPont.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83 BY DOWDUPONT INC.

Merger Accounting Summary

For purposes of DowDuPont's financial statement presentation, Dow was determined to be the accounting acquirer in the Merger and DuPont's assets and liabilities were reflected at fair value as of the Merger. In connection with the Merger and the related acquirer accounting determination, DuPont elected to apply push-down accounting and reflected in its separate financial statements the fair value of its assets and liabilities.  Conversely, the assets and liabilities of Dow, as the acquirer, remained at historical cost.

Comments and Responses
Form 10-Q for the period ended September 30, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Matters
Valuation of Assets and Impairment Considerations, page 86

1.
We note your response to comment 2 from our letter dated October 31, 2018. In regard to the $4.5 billion non-cash impairment charge associated with DuPont's agriculture reporting unit that was recognized during the quarter ended September 30, 2018, please address the following:

•
Provide us the quantified significant assumptions that DuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended September 30, 2018 and that DowDuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended September 30, 2018;

DOWDUPONT'S RESPONSE

We note the Staff’s comments and advise that the agriculture reporting unit of DowDuPont consists of the combination of the legacy agriculture business of Dow and the acquired agriculture business of DuPont.  As a result, financial forecasts for the agriculture reporting unit of DowDuPont are materially higher than the financial forecasts for the agriculture reporting unit of DuPont since the latter consists of only the legacy DuPont agriculture business.  However, in calculating the estimated fair value of their respective agriculture reporting units during the quarter ended September 30, 2018, each of DowDuPont and DuPont made substantially similar assumptions surrounding weighted average cost of capital, terminal growth rate and tax rate.  For purposes of the Staff’s review, we provide below the following key assumptions used in the impairment analysis as of September 30, 2018 for the agriculture reporting unit of DuPont and the agriculture reporting unit of DowDuPont:

[***]

The financial forecasts and related assumptions used in the impairment analysis for DuPont and DowDuPont as of September 30, 2018 were derived from the strategic business reviews performed by management in the third quarter of 2018.  As part of management’s process for establishing the forecasts, we considered historical results in comparison to previous forecasts, quantified the impacts of developing market conditions, events and circumstances that evolved throughout 2018, resulting in a reduction in the forecasts of sales and profitability as compared to prior forecasts.  The reduction in financial projections was principally driven by lower growth in sales and margins in North America and Latin America and unfavorable currency impacts related to the Brazilian real.  The lower growth expectation is driven by reduced planted area, an expected unfavorable shift to soybeans from corn in Latin America, and delays in expected product registrations. In addition, decreases in commodity prices and higher than anticipated industry grain inventories are expected to impact farmers’ income and buying choices resulting in shifts to lower technologies and pricing pressure.  These market conditions, events and circumstances impacted the financial forecasts, and resulting fair values, of the agriculture reporting units of both DuPont and DowDuPont.  However, as a result of the Merger accounting considerations and the differences in the composition in the carrying value of the agriculture reporting unit of DuPont (the legacy DuPont agriculture business was stepped up to fair value at the Merger resulting in no “headroom” in the DuPont agriculture reporting unit at the Merger date) and the agriculture reporting unit of DowDuPont (all legacy “head room” associated with the Dow agriculture business is retained), the fair value of the DowDuPont agriculture reporting unit continued to exceed its carrying value by more than 10 percent, despite the lower fair values caused by the market conditions, events and circumstances discussed previously.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83 BY DOWDUPONT INC.

•
More fully explain to us how DowDuPont determined that its Agriculture operating segment is the reporting unit for Agriculture based on the provisions of ASC 350-20-35-34. In this regard, of DuPont’s 8 reporting units and Dow Chemical’s 14 reporting units, tell us the number of those reporting units included in DowDuPont’s Agriculture operating segment and more fully explain how DowDuPont determined it is appropriate to aggregate those reporting units based on the provisions of ASC 350-20-35-35.

DOWDUPONT'S RESPONSE

The Agriculture operating segment was determined to be the reporting unit for DowDuPont. Effective with the Merger, the Company updated its operating segments and reporting units.  Reporting units were determined to be the operating segment or one level below the operating segment.  In accordance with Accounting Standards Codification (“ASC”) 350-20-35-34, the Company identified the level below the operating segment, or component, to be a business in which discrete financial information is available and regularly reviewed by segment management.  Furthermore, the Company aggregates certain components into reporting units based on economic similarities in accordance with the provisions of ASC 350-20-35-35.  The following represents the analysis conducted by the Company in making that determination in accordance with ASC 350:

Determination of segment management and components:
The segment manager is James C. Collins, Jr., Chief Operating Officer (COO) of the Agriculture segment of DowDuPont.  The COO reports directly to the Chief Operating Decision Maker for DowDuPont and is directly accountable for the operating activities, financial results and forecasts for the Agriculture segment. Due to integration of the legacy Dow agriculture business and the acquired agriculture business of DuPont post-Merger and re-organization under a single management reporting structure, the COO reviews and evaluates operating performance of the global Seed and Crop Protection businesses of DowDuPont.  Each of the Seed and Crop Protection businesses have a global leader responsible for the operations of their respective global businesses across both subsidiaries.  The COO meets regularly with these leaders to evaluate the operating activities, financial results and forecasts of the global Seed and Crop Protection businesses.  As a result of this organization and operating structure, the components, or one level below the operating segment for Agriculture, were determined to be the segment’s two global businesses, Seed and Crop Protection, as this represents the level at which discrete financial information is available and regularly reviewed by the COO.

The agriculture reporting unit at the DuPont subsidiary and the agriculture reporting unit at the Dow subsidiary do not meet the criteria to be considered a component for the DowDuPont Agriculture operating segment as segment management is not managing the operating results in this manner.  Instead, each of the Seed and Crop Protection businesses have a global leader responsible for the operations of their respective global businesses across both subsidiaries that reside in the separate legal entities of DuPont and Dow.  Therefore, while the operations of the agricultural reporting units of Dow and DuPont are both fully included within the DowDuPont operating segment, those operations are not managed along the lines of their separate legal entity structures.

Aggregation of components based on similar economic conditions:
The Company aggregates the Seed and Crop Protection components into one reporting unit pursuant to ASC 350-20-35-35, and therefore, DowDuPont’s Agriculture reporting unit is the same as the Agriculture operating segment for DowDuPont. The Company considered the following factors included in ASC 350-20-55-6 through 8 and its guidance that the aggregation analysis is a matter of judgment that depends on specific facts and circumstances and should be more qualitative than quantitative:
•
The nature of the products and services are similar. The Seed and Crop Protection businesses are both focused on delivering products and services for the agriculture industry that are specifically targeted to achieve gains in crop yields and productivity.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83 BY DOWDUPONT INC.

•
Both businesses are heavily dependent on research and development, with recent efforts focused on integrated product development – solutions that provide both a seed and chemical solution.  The success of the Crop Protection business is dependent upon its ability to leverage new agricultural chemistries and compounds by way of research and development aimed to increase grower productivity and crop yield. The Seed business uniquely develops integrated products for specific regional application based on local product advancement and testing of the product concepts. It is these chemistries and compounds that drive the combined products success in the market place.

•
The Seed and Crop Protection businesses have partnered, and continue to partner, to negotiate deals with third party players in the global agriculture industry to couple Seed’s trait technologies with herbicide, fungicide and insecticide products offered by the Crop Protection business.

•
Both businesses have a similar customer base (i.e., farmers and agribusiness) and similar means of product distribution through a highly integrated sales organization.  Customers have the option to choose a solution that is seed-based or chemical-based or a combination thereof.  For example, many products being introduced today are integrated products that incorporate both a seed and a chemical solution.  Some recent examples include SmartStax™, Refuge Advanced powered by SmartStax™ and Powercore™, EnlistTM, and seed applied technologies. In the case of SmartStax™ and PowerCore™, the business was able to combine corn seeds with genes that express insecticidal toxins, harmful only to the targeted insects. Historically, the seed did not provide insecticidal benefit and crop protection solutions were needed to aid in insect protection.  Enlist™, combines seeds, traits and crop protection.  The Company believes that this solution allows the customer to better control hard-to-control weeds that have become resistant to other chemical solutions while not damaging the crop.  Seed applied technologies, which involve applying crop protection chemistry directly to the seed, are integrated product solutions driving to improve early plant growth and yield.

•
The Seed and Crop Protection businesses are subject to the same regulatory environment which includes national regulatory approvals. Further, patents, technology and know-how are critical for current and future product development in both businesses and protecting intellectual property is a priority for each of the Seed and Crop Protection businesses.

•	Key functions including research & development, human resources, finance, legal, information technology, and communications are managed at the Agriculture operating segment level.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83 BY DOWDUPONT INC.

We trust that the foregoing responses satisfactorily address the Staff's comments. If you have questions, please feel free to contact Jeanmarie Desmond by telephone at (302) 999-4476 or by e-mail at jeanmarie.f.desmond@dupont.com.

Best regards,

/s/ JEANMARIE F. DESMOND	/s/ RONALD C. EDMONDS
Jeanmarie F. Desmond	Ronald C. Edmonds
Co-Controller, Wilmington, Delaware	Co-Controller, Midland, Michigan

cc:	Anne McConnell, Division of Corporation Finance
Sergio Chinos, Division of Corporate Finance
Jay Ingram, Division of Corporate Finance